May 25, 2007

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E. Washington, D.C. 20549-3561

Re:	hhgregg, Inc. Registration Statement on Form S-1 Filed April 18, 2007 File No. 333-142181

Via EDGAR

Dear Mr. Owings,

This letter sets forth the response of hhgregg, Inc. (the “Company”) to the comment letter, dated May 16, 2007, of the staff of the Division of Corporation Finance (the “Staff”) to the Registration Statement on Form S-1 of the Company (the “Registration Statement”). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequences. This letter is being filed with Amendment No. 1 to the Registration Statement (the “Amendment”).

General

1.	Please file all required exhibits, such as your underwriting agreement and the legal opinion, in a timely manner so that we may have time to review them before you request that your registration statement become effective.

Response: The Company will file all required exhibits, including the underwriting agreement and legal opinion, as soon as possible after the filing of the Amendment and will provide the Staff with sufficient time to review the exhibits prior to the Company’s request for effectiveness.

2.	In some places in your prospectus you use terms that are industry specific jargon. For example, you use the terms “inventory turns”, “shrink result” and “Display Search.” In other areas of your prospectus you use parenthetical phrases. For example, you use the parenthetical phrases “GDP”, “EBITDA” and “CAGRs.” Please replace these terms throughout your prospectus with language that will allow investors to understand the concept you are trying to convey.

Response: The Company has revised the disclosure accordingly throughout the Amendment.

3.	We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A. For example, the number of shares being offered by selling shareholders and number being offered by you. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses. Please note that when you file your pre-effective amendment, we may have additional comments at that time.

Response: The Company will include the information that is currently left blank throughout the Registration Statement as soon as possible after the filing of the Amendment and will provide the Staff with sufficient time to review the Company’s complete disclosure prior to any distribution of preliminary prospectuses.

Front Cover of Prospectus

4.	We note that you have listed six underwriters on the cover page. Please revise to identify only the lead or managing underwriters. Refer to Item 501(b)(8)(i) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the six underwriters listed on the cover page of the prospectus are the co-managing underwriters.

Prospectus Summary, page 1

5.	We note you use the non-GAAP measure of adjusted EBITDA on page 1 of the prospectus summary in the context of an important element in describing the company. We believe in most circumstances, presentation and discussion of non-GAAP data should be limited to selected financial data and management’s discussion and analysis where it can be presented in a balanced discussion. It does not appear that your discussion on page 1 is “balanced” in this context since it does not present the limitations of the measure or comparable GAAP results. Please revise to relocate this disclosure or advise why the existing disclosure is most appropriate for investors. We may have additional comment.

Response: In order to provide a more balanced discussion in the prospectus summary, the Company has revised the disclosure in the prospectus summary to explain its use of Adjusted EBITDA and to refer the investor to a reconciliation of this non-GAAP financial measure and a discussion of its limitations. The Company believes investors will use Adjusted EBITDA in assessing the Company’s ability to satisfy its interest obligations as well as its utilization of cash to open new stores and grow its business. In addition, the Company uses Adjusted EBITDA to compensate senior management under its bonus programs and to evaluate the operating performance of the business. Given the importance of this non-GAAP measure to investors and the Company in light of the Company’s growth strategy, the Company believes it is appropriate to include Adjusted EBITDA, with references to its limitations, in the prospectus summary.

6.

On page 2 of the prospectus summary in the section about superior store economics you use the phrase “average four-wall EBITDA margins.” Please define what average four-wall EBITDA margins means. In addition, we have the same concern as expressed in the previous comment with respect to highlighting this measure in the summary section without a balanced discussion. Please either relocate this discussion or advise why you believe this is the most appropriate disclosure.

Response: In order to provide a more balanced discussion in the prospectus summary, the Company has revised the disclosure in the prospectus summary to define average four-wall EBITDA margin. The Company believes investors will use average four-wall EBITDA margin in assessing the cash return compared to the capital invested for newly opened stores. The Company also uses four wall EBITDA in making capital allocation decisions and uses it to evaluate the impact of corporate level expenses incurred versus cash generated by the store base. Given the importance of this non-GAAP measure to investors and the Company, the Company believes it is appropriate to include average four-wall EBITDA, with references to its limitations, in the prospectus summary.

7.	Revise to clarify that the summary highlights “material” rather than “selected” information. The summary is to contain a brief, concise description of all material information relevant to the company and the offering with a more detailed description in the body of the prospectus. Please revise. In addition, delete the defined terms identified in the latter part of the paragraph since they are clear from context. Delete similar information in other areas of your prospectus as applicable. See “The Recapitalization” on page 6.

Response: The Company has clarified that the summary highlights “material” rather than “selected” information on page 1 of the Amendment and has revised the disclosure in the prospectus summary in response to the Staff’s comment. In addition, the Company has deleted the defined terms on pages 5 and 20 of the Amendment.

8.	We note that you have provided in several sections of your prospectus repetitive disclosures. For example, your disclosure “Competitive Strengths” on page 1 is identical to your disclosure on page 57 and your disclosure “Key Growth Initiatives” on page 3 is identical to your disclosure on page 58. In addition, you repeat some of the same information under “Our Company”. Please revise throughout your prospectus to delete repetitive disclosures and to provide a concise, but thorough, presentation of the information in a logical order.

Response: The Company has revised the disclosure under the headings “Our Company”, “Competitive Strengths” and “Key Growth Initiatives” in the Prospectus Summary to provide a concise presentation of material information about the Company and its business in response to the Staff’s comment.

9.	Please provide support for the qualitative and comparative statements contained in your prospectus. For example, disclose the basis for your assertion that you are “a leading specialty retailer of premium video products, brand name appliances, audio products and accessories” and your statement that you “offer one of the most comprehensive brand and model selections of digital televisions and appliances in our industry.” In this regard, disclose whether this information is based upon management’s belief, industry data, reports/articles or any other source. If the statement is based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

Response: The Company bases its assertion that it is “a leading specialty retailer of premium video products, brand name appliances, audio products and accessories” on articles and industry data reflecting the Company’s share of the markets in which it is located. The Company will supplementally provide to the Staff a copy of this information, including an article in TWICE Magazine, a leading independent consumer electronics and appliances industry trade publication, listing the Top 100 Retailers in 2006, and market share data prepared by the Company relating to appliances. The Company’s assertion that it “offer[s] one of the most comprehensive brand name and model selections of digital televisions and appliances in [its] industry” is supported by a list of products offered by the Company and the digital television and appliance stock keeping units (SKUs). The Company will supplementally provide to the Staff the schedules and SKU information.

10.	We note your reference to reports issued by the Consumer Electronics Association and the Association of Home Appliance Manufactures. Please provide copies of these studies to us, appropriately marked and dated. Also, if you commissioned any of the studies, please identify in your disclosure that you commissioned the study.

Response: The Company will supplementally provide to the Staff copies of the reports and/or articles of the Consumer Electronics Association and the Association of Home Appliance Manufacturers which the Company makes reference to in the Amendment. None of these reports were commissioned by the Company.

11.	If you choose to highlight your company’s strengths in the summary in a revised, condensed form, please balance that disclosure with a discussion of the principal challenges or risks facing the company.

Response: The Company has revised the disclosure accordingly on page 3 of the Amendment.

Risk Factors, page 11

12.	Refer to the introductory paragraph. Please eliminate the language indicating the risk factors listed below are not the only ones facing you and that additional risks not known to you or that you currently deem immaterial may also materially affect you. All material risks should be described. If risks are not deemed material, you should not reference them.

Response: The Company has eliminated the disclosure on page 10 of the Amendment.

Our growth strategy depends in part on our ability to open., page 11

13.	Please revise your risk factor to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide.

Response: The Company has revised the disclosure accordingly on page 10 of the Amendment.

If new products are not introduced or consumers., page 12

14.	In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

•	If new products are not introduced or consumers., page 12

•	Any failure of our information technology infrastructure, .page 15

•	We do not currently intend to pay dividends., page 17

Please note these are examples only. Review your entire risk factor section and revise as necessary.

Response: The Company has revised the risk factors accordingly.

If we are unable to retain key management,. page 14

15.	Identify the key personnel upon whom you depend. Also expand to make this risk more specific to your company and explain why you face this risk. For example are any key personnel nearing retirement? As drafted this risk factor is generic.

Response: The Company has revised the disclosure accordingly on page 13 of the Amendment.

Market and Industry Data and Forecasts, page 19

16.	In the first paragraph, last sentence of the paragraph, you state in reference to information and statistics regarding the consumer electronic and home appliance industries that you “have not independently verified them and cannot guarantee their accuracy or completeness.” You also make a similar statement in your second paragraph, last sentence, in reference to information included in the prospectus that you “cannot guarantee the accuracy or completeness of such information.” Under the federal securities laws, the company is responsible for all information contained within its registration statement and should not include language that suggests otherwise. Please delete these statements.

Response: In response to the Staff’s comment, the Company has eliminated the disclosure on page 17 of the Amendment.

The Recapitalization, page 20

17.	Please revise your disclosure to indicate the business purpose of the recapitalization. In this regard, please also revise your disclosures to indicate the business purposes of the IPO reorganization and the 2007 debt refinancing.

Response: The Company has revised the disclosure accordingly on pages 18, 19 and 20 of the Amendment.

2007 Debt Refinancing, page 22

18.	Please augment your disclosure to provide additional details concerning your tender offer and to make clear that the tender offer is only for your senior notes issued by your wholly owned subsidiary Greg Appliance. Further, please add a disclosure to this section that briefly summarizes the terms and manner by which your junior notes will be redeemed.

Response: The Company has revised the disclosure accordingly on page 20 of the Amendment.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 31

19.	Please revise to include a pro forma earnings per share amount and to show how the denominator was calculated.

Response: The Registration Statement will include a pro forma earnings per share amount and show how the denominator was calculated once the number, and the anticipated offering price range, of shares being sold are determined.

20.	Pro forma income statement adjustment 1 on page 35 discloses that the amounts presented do not include the effect of capitalized interest. Please revise to disclose the difference in the interest expense for which adjustment is claimed and the amount charged to the historical income statement. Alternatively, if this amount is immaterial you may disclose this fact.

Response: The Company has revised the disclosure accordingly on page 31 of the Amendment.

21.	Please expand the notes to the pro forma balance sheet to include a note which reconciles the long-term debt adjustment.

Response: The Company has revised the disclosure accordingly on page 34 of the Amendment.

22.	Please disclose the expected interest rate on the new term loan B and amended credit facility as well as whether such rates are expected to be fixed or variable. Further, please explain why the pro forma interest on the term loan B and credit facility for the 12 months ended December 31, 2006 is significantly higher than the 12 months ended March 31, 2006.

Response: The Company has revised the disclosure accordingly on page 31 of the Amendment. Please note that the presentation of pro forma interest is no longer necessary for the 12 months ended December 31, 2006 thereby obviating the need for the requested explanation.

23.	Tell us whether you received a commitment with respect to the Term loan B. If not, tell us why the interest rate you present is appropriate.

Response: The Company received a commitment with respect to the Term loan B on May 4, 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 39

24.	Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. We note your statement that your industry has experienced attractive CAGRs over the past several years. Discuss whether you expect that trend to continue. Please provide additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

•	Economic or industry-wide factors relevant to your company, and

•	Material opportunities, challenges, and

•	Risk in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Response: The Company has revised the disclosure accordingly on pages 37, 38, 39 and 40 of the Amendment.

25.	In the fourth paragraph of the Overview section on page 41 you use the discuss “CAGR’s.” Please revise to define this term.

Response: The Company has revised the disclosure accordingly on page 39 of the Amendment.

26.	Your critical accounting policy discussion of SFAS 123 R contains a reference to Note 6 in the financial statements. It appears you mean Note 7. Please revise or advise.

Response: The Company has revised the disclosure accordingly on page 41 of the Amendment.

Management, page 67

27.	For Messrs. Geiger, Roth and Rullman, please revise your disclosure to describe the type of business conducted by Freeman Spogli & Co. and each of the directors’ duties for Freeman Spogli & Co.

Response: The Company has revised the disclosure accordingly on page 64 of the Amendment.

Compensation Discussion and Analysis, page 70

28.

We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus. Please tell us why you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response: The Company has revised the disclosure accordingly on page 67 of the Amendment.

29.	We note your disclosure that the compensation committee of the board directors administers the compensation of your executive officers. Please consider, to the extent material, revising your disclosure to discuss the role of your executive officers in determining executive compensation. See Item 402(b)(2)(xv) of Regulation S-K.

Response: The Company has revised the disclosure accordingly on page 66 of the Amendment.

Certain Relationships and Related Party Transactions, page 84

30.	We note that you have stated that some of your transactions with related parties were on terms that are no less favorable to you than from non-affiliates. Please disclose for all your related party transactions whether the transactions and agreements with related parties were comparable to terms you could have obtained from unaffiliated third parties. Also, if written, please file all related party contracts as exhibits or confirm to us that they all have been filed.

Response: The Company has revised the disclosure on pages 80 and 82 of the Amendment to indicate whether the particular transaction or agreement with a related party was on terms comparable to those the Company could have obtained from unaffiliated third parties.

The Company notes that the following agreements were filed as exhibits to the Registration Statement: (i) the Existing Stockholder Agreement, (ii) the Existing Registration Rights Agreement, (iii) the New Registration Rights Agreement (iv) the Consulting Agreement and (v) the form of junior note issued to Jerry W. Throgmartin, Gregg W. Throgmartin and Dennis L. May.

While the Company notes the requirement of Item 601(10) of Regulation S-K, the Company respectfully submits that the Affiliate Leases are not required to be filed as exhibits under such rule. The store leases are entered into in the ordinary course of business and, therefore, are required to be disclosed only if they fall into one of the categories listed in Item 601(10)(ii). Item 601(10)(ii)(B) requires the filing of a contract to which a director, officer, promoter, voting trustee or security holder is a party. The store leases with R. Don Throgmartin and Mr. W. Throgmartin and the airplane lease are not required to be filed as exhibits, since neither Mr. R. Throgmartin nor Mr. W. Throgmartin is a director, officer, promoter, voting trustee nor security holder. In addition, there are nine facility leases with entities controlled by Jerry Throgmartin, the Company’s Chief Executive Officer. However, since these leases are on an arm’s length basis, were entered into in the ordinary course of business and are individually immaterial in amount and significance to the Company’s business, the Company believes that Item 601(10)(ii) provides that they are not required to be filed.

With regards to the Life Insurance Policy and Purchase of Land, the Company notes the exception to Item 601(10)(ii)(A) which excludes contracts involving only the purchase of current assets having a determinable market price. As noted in the disclosure, the Life Insurance Policy was sold at the cash surrender value of the policy, which can be considered to be its market price. The Company also notes the disclosure that Jerry W. Throgmartin purchased the land located in Ohio at a price that the board determined to be the fair market value.

The documentation evidencing the Affiliate Debt is not required to be filed as an exhibit as the debt was repaid in connection with the recapitalization of Gregg Appliances in February of 2005.

31.	Please disclose the services that W. Gerald Throgmartin provides in exchange for the consulting fees.

Response: The Company has revised the disclosure accordingly on page 82 of the Amendment.

Purchase of Land, page 86

32.	Please disclose the terms of the promissory note.

Response: The Company has revised the disclosure accordingly on page 82 of the Amendment.

Principal and Selling Stockholders, page 89

33.	Please disclose the natural person(s) or public company that has the ultimate voting or investment control over the shares held by Freemen Spogli & Co., the California State Teachers’ Retirement System and A.S.F. Co-Investment Partners II, L.P. See Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of March 1999 Supp. to Manual.

Response: The Company has revised the disclosure accordingly on page 86 of the Amendment. The Company respectfully directs the Staff’s attention to the disclosure in footnote (1) on page 86 of the Amendment which discloses the natural persons that have ultimate voting or investment control over the shares held by Freeman Spogli & Co.

Financial Statements

General

34.	Please revise to include the audited financial statements of hhgregg, Inc. We believe their financial statements should include a balance sheet including a description of any obligations and equity securities authorized. Please also include the reason operating statements are not included.

Response: Pursuant to a conversation with the Staff, the Company has included a subsequent event footnote to its audited financials for Gregg Appliances, Inc. that provides a description of the obligations of, and the equity securities authorized by, the Company on page F-24. Operating statements for the

Company are not provided because until the IPO reorganization, the Company has no assets (including cash), liabilities or operations and has not issued any capital stock.

35.	Please revise to update the financial statements to include the audited financial statements for both the registrant and Gregg Appliances, Inc. as of March 31, 2007.

Response: The Company has included the audited financial statements for Gregg Appliances, Inc. as of March 31, 2007 in the Amendment. Please see our response to Comment 34 above relating to the audited financial statements of the Company.

Consolidated Statements of Cash Flows, page F-6

36.	Please revise the statement of cash flows to reflect the fact that the proceeds on sale (purchase) of land held for sale is a related party transaction.

Response: The Company has revised the statement of cash flows accordingly on page F-6 of the Amendment.

Note (4) – Debt, page F-13

37.	We note the disclosure in the next to last paragraph of Note 4 that discloses the guarantee of HHG and discloses they are a wholly owned subsidiary with no substantial assets or operations. You also disclose that the guarantee is full and unconditional and that you have no other subsidiaries. Rule 3-10(e)(4) of Regulation S-X requires condensed consolidating financial information in these circumstances unless the exception in Note 2 to paragraph (e) applies. Please tell us why you believe the exception applies or revise as appropriate.

Response: Although the Company does not fit into the exception in Rule 3-10(e)(4),the Company believes that no additional disclosure is required pursuant to Rule 3-10(e)(4) of Regulation S-X because the restricted domestic subsidiary is insignificant. HHG Distributing, LLC (“HHG”) has no assets, liabilities or income other than its investment in Ultra 8 International, L.L.C. (“Ultra 8”). HHG purchased a 5% interest in Ultra 8 for $100,000 on June 29, 2004. There is no joint venture agreement setting forth the arrangement between HHG and Ultra 8. The Company received favorable pricing on certain products because HHG is treated as a distributor of these products as a result of its interest in Ultra 8. The Company no longer purchases any products, or conducts any business, with Ultra 8. Thus the Company believes that the footnote described in Rule 3-10(e)(4) is not required because HHG is an insignificant subsidiary with no operations or assets that are material to the Company’s operations.

Note (15) – Restructuring and Asset Impairment Charges, page F-21

38.	We note your disclosure concerning asset impairments. We presume that the related fixed assets were held for sale or abandoned and that fair value was determined with the expectation of future sale or the equipment was written down to zero. Please advise us and revise your notes accordingly.

Response: The Company has revised the disclosure accordingly on page F-9 and F-10 of the Amendment.

Interim Financial Statement, page F-24

Note 5 – Stock Based Compensation. page F-30

39.	We note that you issued options to acquire 203,000 shares at an exercise price of $11.70. We may have further comments regarding your calculation of the intrinsic value of these options pending the determination of the offering price.

Response: The Company notes the Staff’s comment. The Company respectfully directs the Staff to the discussion on page 70 of the Amendment regarding the valuation of these options.

Signatures, II-5

40.	Please amend your filing to include your controller/principal accounting officer’s signature.

Response: The Company has revised the signature of the principal financial and accounting officer in the Amendment.

Thank you for your prompt attention to the Company’s responses to the comments. Should you have any questions or comments with respect to this filing, please call me at (212) 705-7207.

Sincerely,

/s/ Ann F. Chamberlain
Ann F. Chamberlain

cc:	Scott M. Anderegg (Securities and Exchange Commission) Jerry W. Throgmartin (hhgregg, Inc.) Danielle Carbone, Esq. (Shearman & Sterling LLP)